[Logo of Nexicon Inc.]

                           400 Gold Ave SW Suite 1000
                          Albuquerque New Mexico 87102
                      Tel: 505.248.0000, Fax: 505.244.4115
                               www.nexiconinc.com


September 15, 2005

VIA FEDERAL EXPRESS AND EDGAR
-----------------------------

Mr. Larry Spirgel, Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission
450 Fifth Street, N. W., Mail Stop 407
Washington, D.C. 20549

Re: Nexicon, Inc.


Dear Mr. Spirgel:

We are in receipt of your comment letter dated August 10, 2005. This letter sets forth the responses of the Company to the comment letter.

Form 10-K for Fiscal Year Ended December 31, 2004
-------------------------------------------------

COMMENT  1:

Paragraph 5 of FIN 4 states that the subsequent accounting by the combined enterprise for the costs allocated to assets to be used in research and development activities shall be determined by reference to Statement No. 2. Paragraph 12 of Statement No. 2 requires that costs identified with research and development activities shall be charged to expense when incurred unless the test of alternative future use in paragraph 11(a) or 11(c) is met. That requirement also applies in a business combination accounted for by the purchase method. Accordingly, costs assigned to assets to be used in a particular research and development project that have no alternative future use shall be charged to expense at the date of consummation of the combination.

It is the Company's belief that charging the excess of the cost of the acquisition over the fair value of the assets acquired to operations as in process research is the correct treatment. It is the Company's belief that the excess has no allocable items to be allocated to, technological feasibility has not yet been established and there was no alternative future use. The Company purchased the rights to the billing systems in development by Pluto. Although the billing system was generating revenues in Europe, it had not been developed to be marketed to the Company's target market in the United States at the purchase date and the Company subsequently further developed the product to the stage required by its target market. The Company decided to use the fair value of the shares issued to effect the acquisition to determine the consideration paid and not to engage an independent third-party to appraise the value of the intangible assets acquired. Based upon this the Company allocated $601,260 of the purchase price to acquired In-Process Research and Development.

Acquired IPRD represents products currently under development that have not yet been proven to be commercially feasible and have no alternative future use. To date although there have been sales of the product in Europe they have not produced significant gross margins and there have been no sales in the United States. Future projected cash flows of the European sales discounted to the present value using a reasonable discount rate yields a nominal value and no future

Mr. Larry Spirgel
September 15, 2005
Page 2


cash flows can be predicted in the United States with reasonable reliability. Therefore no value was assigned to the products under development. In addition, no value was assigned to these intangible assets due to the substantial amount of R&D activities remaining, related risks of further development, the Company's lack of funds or commitment for funds for development.

As of the date this transaction closed, none of these developments had reached technological feasibility nor had an alternative future use in the United States. While management believes these products have value, their development is not complete and consequently there is considerable uncertainty as to the technological feasibility of the products. Accordingly, the Company expensed $601,260 as acquired IPRD at the acquisition date, representing the portion of the purchase price attributed to these developments.

Acquisition of Pluto Communications

      o Specific nature and fair value of each significant in-process research and development project acquired

We acquired the Charon billing system through our acquisition of Pluto which was servicing customers in Norway. We felt the system provided an opportunity to bring the billing system to the United States where there was a greater market size. The product was built for the European market which was not suitable for the US market and substantial further development needed to be done to integrate it into US standard systems. The conversions were estimated to take several months to complete.

      o Completeness, complexity and uniqueness of the projects at the acquisition date

The Charon billing system, offering flexibility, reliability and scalability, is an open, real-time, client/server system that is suitable for customers ranging from low-volume start-ups to ultra high volume Tier-1 operators. It tracks and logs traffic for fixed wire line, voice over IP, wireless, internet and energy services all in real time. It integrates all levels of operations into one seamless application. Traditional systems consist of a mix and match of third party applications that are bundled together to handle everything from billing, invoicing, usage analysis, data mining, inventory control, rate and fraud monitoring to customer care. In order for a customer care specialist to see the whole transaction the specialist must traverse between each application in the bundle. Alternatively the Charon billing system is a single end to end system that can track the whole transaction in one application. This in turn negates the use for middle ware and high expense of third party licensing fees. At the time of acquisition the Charon billing system was in use in Norway, however no testing or the significant modifications necessary for the US markets had been done.

      o Nature, timing and estimated costs of the efforts necessary to complete the projects, and the anticipated completion dates

The modifications and restructuring of the Charon billing system involves extensive software reprogramming; adding features needed in the US and deleting features used in Norway but not used in the US. We estimate completion by the end of this year. The costs of the efforts necessary to fully complete the projects are approximately $200,000.

      o Risks and uncertainties associated with completing development on schedule, and consequences if it is not completed timely

The risks and uncertainties associated with timely completion are the drain on cash and delay on any expected return on investment.

Mr. Larry Spirgel
September 15, 2005
Page 3


      o     Appraisal method used to value projects

The Company performed an internal valuation to establish the value of the acquired assets.

      o In periods after a significant write-off, discuss the status of efforts to complete the projects, and the impact of any delays on your expected investment return, results of operations and financial condition.

Because of our limited cash resources, we have not been able to progress as quickly as we would have liked. We have been using the employees we acquired at acquisition to maintain and develop our systems. The impact of delays as previously discussed related to the cash outflow for the development costs with no material revenue stream. To date the Company has not derived revenues from sales to US customers and the sales to overseas customers related to the billing system have decreased from approximately $671,000 in 2003, and $731,000 in 2004, to $56,000 for the six months ended June 30, 2005.

COMMENT  2:

The additional disclosures have been made to the financial statements.

COMMENT  3:

The purchase price for Pluto and Central Solutions was allocated to the assets acquired based on the fair value of the assets which approximated historical cost. The allocation was based on management's estimates and no independent valuation was performed.

COMMENT  4:

a. The shares issued in the Central Solutions transactions were not registered pursuant to the Securities Act.

b. The Company acquired the shares to secure an entity to market its products pursuant to a marketing agreement. Central Solutions had no assets or liabilities at the acquisition date. It was a dormant and inactive entity whose corporate status in Maryland had to be reinstated.

As of the date of its financial statements the Company determined that the marketing arrangement had no determinable value based on the non-performance of Central Solutions and the value of the shares was charged to operations at December 31, 2004.

The Company has reclassified the charge of $902,000 allocated to IPRD to more appropriately reflect the nature of the charge as an impairment. The Company acquired its interest in Central Solutions in November 2004 and as of the date of the financial statements determined that its investment had been impaired based on net cash flows discounted to their present value.

c. The Company considered the requirements of Rule 310 (c) in determining whether the financial statements of Central were required to be filed. As noted above Central Solutions had no assets or liabilities at the acquisition date. It was a dormant and inactive entity whose corporate status in Maryland had to be reinstated.

Mr. Larry Spirgel
September 15, 2005
Page 4


d. The termination of the investment and cancellation of the marketing agreement will be accounted for as the return and cancellation of the 10,000,000 shares issued at par value.

The proposed journal entries are as follows: Dr: Common stock $10,000 and Cr:
Paid in capital $10,000.



Very truly yours,





/s/ DANIEL URREA
----------------

Daniel Urrea
Chief Financial Officer